1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PE 8/1/02

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2002

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_________)

HONGKONG: 24758.54

EXHIBIT

FORWARD-LOOKING STATEMENTS

The announcement, constituting Exhibit 1.1 of this Form 6-K, contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, statements relating to our market share, competitiveness and the strength of our aviation network.

The words "believe", "anticipate", "plan", "estimate", "expect", "intend" and similar expressions, as they relate to our company or our management, are intended to identify some of these forward-looking statements. These forward-looking statements reflect our current view with respect to future events. Actual events or results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

- any changes in regulatory policies of the CAAC;
- the effects of competition on the demand for and price of our services;
- the availability of qualified flight personnel and airport facilities;
- any significant depreciation of the Renminbi or the Hong Kong dollar against the U.S. dollar or the Japanese yen, the currencies in which the majority of our borrowings are denominated;
- the availability and cost of aviation fuel;
- changes in political, economic, legal and social environment in China;
- the fluctuation of interest rates; and
- our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: August 20, 2002

By: ______________________
Name: Ye Yigan
Title: Chairman of Board of Directors

Exhibit 1.1

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors of China Eastern Airlines Corporation Limited is pleased to announce further details regarding the establishment of China Eastern Airlines Wuhan Limited.

Further to the announcement dated 19th March, 2002 issued by China Eastern Airlines Corporation Limited (the "**Company**"), the board of directors of the Company (the "**Board**") is pleased to announce that on 16th August, 2002, the Company entered into an agreement (the "**Agreement**") with 武漢市國有資產管理委員會(辦公室) (Wuhan Municipality State-owned Assets Management Committee Office, the "**Wuhan State-owned Assets Office**"), 上海均瑤航空投資有限責任公司(Shanghai Junyao Aviation Investment Company Limited, "**Shanghai Junyao**") and 武漢高科控股集團有限責任公司(Wuhan High-technology Holding Group Company Limited, "**Wuhan High-technology**"), all of which, together with their respective beneficial owners or, as the case may be, departments-in-charge, are third parties independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them, in relation to the formation of China Eastern Airlines Wuhan Limited ("**CEA Wuhan**"), a limited liability company to be established under the laws of the People's Republic of China for an initial term of 30 years commencing from the date of the issuance of its business licence.

The registered capital of CEA Wuhan will be RMB600,000,000, which will be interested as to 40% by the Company, 40% by the Wuhan State-owned Assets Office, 18% by Shanghai Junyao and the remaining 2% by Wuhan High-technology. Under the Agreement, the Wuhan State-owned Assets Office shall make its capital contributions by injecting all net assets of Wuhan Airlines Company as at 31st December, 2001 (such assets will be evaluated by a valuation agency, a third party independent of the Company, and the evaluation will be confirmed by the Wuhan State-owned Assets Office) into CEA Wuhan. All other parties to the Agreement, including the Company, will contribute capital towards CEA Wuhan by way of cash in accordance with their respective equity interests in CEA Wuhan within 10 business days after the Agreement becomes effective. The Company will finance its capital contributions in the amount of RMB240,000,000, representing 40% of the registered capital of CEA Wuhan, into CEA Wuhan as to approximately 60% by way of its internal resources and approximately 40% by way of bank loans. Except as aforesaid, the Agreement does not provide for any other funding commitment on the part of the Company towards CEA Wuhan.

Under the Agreement, the board of directors of CEA Wuhan shall consist of ten members, four of whom shall be appointed by the Company, four by the Wuhan State-owned Assets Office and the remaining two by Shanghai Junyao. The first Chairman of the board of directors of CEA Wuhan will be recommended by the Wuhan State-owned Assets Office while the first General Manager of CEA Wuhan will be recommended by the Company. The profits of CEA Wuhan shall be shared amongst the shareholders in proportion to their respective equity interests in CEA Wuhan.

CEA Wuhan will be engaged in the business of providing aviation transport services and other related services and will use the logo, code and other service marks of the Company in the course of its business. The Board believes that the investment by the Company in CEA Wuhan will be beneficial to the Company and its shareholders by strengthening the Company's aviation network and increasing its market share in Wuhan, thereby enhancing the competitiveness of the Company in the domestic aviation industry.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Company Secretary

Shanghai, the People's Republic of China
16th August, 2002.